 AAM’S ACQUISITION OF MPG  (METALDYNE PERFORMANCE GROUP)  Increased Global Scale │ Expanded Product Portfolio │ Accelerated Diversification │ Enhanced Cash Flow Generation  Filed by American Axle & Manufacturing Holdings, Inc.(Commission File No. 1-14303)Pursuant to Rule 425 of the Securities Act of 1933and deemed filed pursuant to Rule 14a-12of the Securities Exchange Act of 1934Subject Company: Metaldyne Performance Group Inc.(Commission File No: 1-36774)

 Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate MPG’s operations and realize estimated synergies; reduced purchases of our products by General Motors Company (GM), FCA US LLC (FCA), or other customers; reduced demand for our customers' products (particularly light trucks and sport utility vehicles (SUVs) produced by GM and FCA); our ability to develop and produce new products that reflect market demand; lower-than-anticipated market acceptance of new or existing products; our ability to respond to changes in technology, increased competition or pricing pressures; our ability to attract new customers and programs for new products; our ability to achieve the level of cost reductions required to sustain global cost competitiveness; supply shortages or price increases in raw materials, utilities or other operating supplies for us or our customers as a result of natural disasters or otherwise; liabilities arising from warranty claims, product recall or field actions, product liability and legal proceedings to which we are or may become a party, or the impact of product recall or field actions on our customers; our ability or our customers' and suppliers' ability to successfully launch new product programs on a timely basis; our ability to realize the expected revenues from our new and incremental business backlog; risks inherent in our international operations (including adverse changes in political stability, taxes and other law changes, potential disruptions of production and supply, and currency rate fluctuations, including those resulting from the United Kingdom's vote to exit the European Union); negative or unexpected tax consequences; our ability to consummate and integrate acquisitions and joint ventures; global economic conditions; our ability to maintain satisfactory labor relations and avoid work stoppages; our suppliers', our customers' and their suppliers' ability to maintain satisfactory labor relations and avoid work stoppages; price volatility in, or reduced availability of, fuel; our ability to protect our intellectual property and successfully defend against assertions made against us; our ability to successfully implement upgrades to our enterprise resource planning systems; our ability to attract and retain key associates; availability of financing for working capital, capital expenditures, research and development (R&D) or other general corporate purposes including acquisitions, as well as our ability to comply with financial covenants; our customers' and suppliers' availability of financing for working capital, capital expenditures, R&D or other general corporate purposes; changes in liabilities arising from pension and other postretirement benefit obligations; risks of noncompliance with environmental laws and regulations or risks of environmental issues that could result in unforeseen costs at our facilities; adverse changes in laws, government regulations or market conditions affecting our products or our customers' products (such as the Corporate Average Fuel Economy (CAFE) regulations); our ability or our customers' and suppliers' ability to comply with the Dodd-Frank Act and other regulatory requirements and the potential costs of such compliance; and the other factors detailed from time to time in the reports we file with the SEC, including those described under "Risk Factors" in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.Information with respect to MPG, including non-GAAP information is taken or derived from MPG’s public filings and management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Adjusted EBITDA and free cash flow, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found starting on slide 22 under “Reconciliation of Non-GAAP Measures”.  Forward Looking Statements  *

 Driving growth and long-term value for all key stakeholders   Creates a Global leader in powertrain, drivetrain and driveline  Diversified global customer base and end markets  Complementary technologies focused on light-weighting, fuel efficiency, vehicle safety and performance solutions  Stronger financial profile through greater size, scale and enhanced cash flow generation  Powerful Industrial logic and significant synergies  Compelling Strategic Acquisition  *

 Transaction Details  *  Consideration  Total purchase consideration of approximately $1.6 billion. For each share of MPG common stock, shareholders will receive $13.50 in cash and 0.5 share of AAM common stock Implied multiple of 6.8x Adjusted EBITDA* based on 2016E – 5.5x based on 2016E including synergies  Financial Impact  Accretive to EPS and free cash flow* in the first full year of ownershipTargeted annual run-rate cost reduction synergies of between $100 to $120 million by 2018    Fully committed debt financing in place to fund the cash portion of the transactionExpected liquidity of the combined company to be in excess of $1 billion    Expected pro forma 2016E Net Debt* / Adjusted EBITDA* of approximately 3.5x at closing; Approximately 3.2x at closing when adjusted for full annual run rate of synergiesTargeting to reduce net leverage profile to 2x by the end of 2019 through profitable growth and debt reduction funded by strong free cash flow generation    Expected to close in the first half of 2017, subject to regulatory and shareholder approvals, as well as other customary closing conditionsAAM will expand its Board of Directors to include three designees of American Securities  Financial Impact  Consideration  Financing  Cash Flow / Leverage Profile  Closing / Governance  *For definitions of terms, please see the attached appendix

 2015 Financials   Revenue: $3.0 billion  Adjusted EBITDA*:$528 million17.3% of sales  Free Cash Flow*: $108 million   Leading provider of highly engineered components for the global light vehicle, commercial vehicle and industrial marketsTechnology focused on light-weighting and performance solutionsGlobal footprint (~60 locations in 13 countries) is capable of supporting OEM powertrain applications globally  MPG Overview  *  *For definitions of terms, please see the attached appendix  MPG is a powerful cash generator, with strong marginsand market positions, poised for long-term growth

 Expertise in metal forming processes and complex componentsLight-weighting and performance solutionsUnique products for higher growth powertrain applicationsSeamless vertical integration capabilities  MPG’s Value Proposition  *  Powertrain73%  Powertrain Content  Global Automotive Production  Powertrain Conversion Driving Higher Fuel Economy  Customer demand for fuel efficiency gains is driving powertrain conversion, which leads to higher content-per-vehicle opportunities  *Based on 2015 net sales excluding wheel bearings

 *Based on 2015 Actuals – Pro forma sales are reduced by $94 million for the elimination of 2015 MPG sales to AAM; for definitions of terms, please see the attached appendix  Significantly Enhanced Scale and Profitability  *  Scale(Net Sales $mm*)        Profit(Adj. EBITDA Margin*)        Cash Generation(Free Cash Flow $mm*)        Significant increase in total served marketContent on 90% of light vehicles produced in North America and on all of the top 10 North American platformsAssuming successful execution of our cost reduction synergy plan - potential to generate over $400 million in annual free cash flow  PROFORMA  PROFORMA  PROFORMA  +  +  +  =  =  =  *  Greater capital resources creates long-term value for stakeholders  -  Elims

 * AAM + MPG sales includes the impact of eliminating $94 million of sales from MPG to AAM. AAM, MPG and AAM + MPG EBITDA calculated as defined in the attached appendix, all others represent company estimates derived from SEC filings.(1) Includes the impact of an estimated $110 million of anticipated synergies – the midpoint of our targeted range  Significantly Enhanced Scale and Profitability  *  The combination of AAM and MPG forms a premier Tier 1 supplier  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  ‘15 EBITDA Margin:  10.7%  9.1%  17.5%  13.2%  16.0%/17.6%(1)  9.6%  10.8%  14.6%  17.3%  10.8%  9.5%  8.7%  $1,209 (1)

 Combined Company Business Units  *  *Based on 2015 actual amounts before eliminations of intercompany sales of approximately $0.4 billion  Rear and front axlesRear drive modulesPower transfer unitsDriveshaftsTransfer casesElectric drive units  ≈ $3.7 billion  DRIVELINE  Ring / pinion gearsAxle / transmission shaftsDifferential gearsTransmission gearsSuspension components  ≈ $1.6 billion  METAL FORMING  Transmission module and differential assembliesAluminum valve bodiesVibration control systemsConnecting rodsVVT products  ≈ $1.1 billion  POWERTRAIN  Axle carriersDifferential casesSteering knucklesControl armsTurbo charger housingsBrackets  ≈ $900 million

 Comprehensive Solutions from Engine to Driveline  *  The integration of our product portfolios and technologies provides exciting opportunities to increase content-per-vehicle

 Additional powertrain, forging and casting products build on AAM’s legacy driveline strengthExpands AAM’s reach into commercial vehicle and industrial equipment marketsAAM’s reliance on GM’s full-size truck and SUV segment is significantly reduced  Expanded Product Portfolio  *

 Technology Leadership: The Power of Innovation  GREEN and EFFICIENT  SAFETY and PERFORMANCE  CONNECTIVITY and ELECTRIFICATION  High efficiency axle portfolio and all-new QUANTUM™ lightweight axles and drive units New product designs and manufacturing processes leading to light-weighting and cost savingsPower dense technology allows forged products to maintain strength and quality within a smaller designUse of advanced materials   EcoTrac® disconnecting AWD systemDriveshaft technologies incorporate noise, vibration, and harshness (NVH) system integration and tunable crash featuresPrecision-ground gears with dampening capability improve NVHVibration control systems provide solutions to offset vibration inherent in downsized engines  e-AAM™ hybrid & electric driveline systemsActuators and sensorsElectronic LSD front-drive axlesIntegrated wheel torque distribution controlsFully integrated vehicle controls  Key product technologies aligned with global automotive trends  *

 Accelerated Customer Diversification  *  * Top 15 Global OEMs determined based on total 2015 sales

 Combined company grows to over 90 locations in 17 countriesDiversifies global customer base and end marketsAAM’s sales in Europe increase ≈ 4xMPG’s focus on growth in Mexico and China complementary to AAM’s global growth strategyGlobal forging business presents external growth and vertical integration opportunity  Enhanced Geographic Footprint  *  Expanded global reach will further enhance AAM’s ability to support customers’ global platform needs     * Based on customer location – pro forma Asia amount includes AAM’s Hefei China JV

 Strong Organic Sales Growth Expected  *  ≈ $7 billion

 Shared Cultural Values  *  Quality and Operational Excellence  Technology Leadership  Safety Associate developmentWorld-class qualityContinuous improvementVertical integration Project and launch managementStrong profitability and cash flow optimization  Combined entity offers stronger set of product and process engineering capabilitiesProduct – Focused on light-weighting, fuel efficiency and improved vehicle safety and performanceProcess – Focused on NVH competencies, forged net shaped gears, heat treat capabilities, advanced machining and automated assembly   One operating system based on the best practices of both companies creates high potential for operating margin and cash flow expansion

 Anticipated Synergies  *  Sources of Cost Savings  Targeted Annual Profit Impact  OverheadOptimize operating structureElimination of redundant public company costs  ≈ $45 - $50 million  PurchasingCombine global purchasing to leverage larger scaleDirect and indirect material opportunitiesInsourcing initiatives  ≈ $45 - $50 million  Other Cost SavingsManufacturing initiativesPlant loading optimization / facility rationalization  ≈ $10 - $20 million  Total Targeted Annual Improvement  ≈ $100 - $120 million  Timing andCost to AchieveTargeting 70% of expected annual run rate savings by the end of the first full year and 100% in the second full year We estimate the costs required to achieve our synergy plan are approximately equal to one year of savings

 Powerful Industrial Logic  *  Logistical and Value Stream Efficiencies  Cross-selling Opportunities  Cap-ex Avoidance / Capacity Optimization  Balanced Tax Strategies  Margin Capture through Vertical Integration  Productivity and Cost Reductions  Working Capital Improvements  Numerous value creation opportunities beyond synergies

 Driving growth and long-term value for all key stakeholders   Compelling Strategic Acquisition  *  Creates a Global leader in powertrain, drivetrain and driveline  Diversified global customer base and end markets  Complementary technologies focused on light-weighting, fuel efficiency, vehicle safety and performance solutions  Stronger financial profile through greater size, scale and enhanced cash flow generation  Powerful Industrial logic and significant synergies

 APPENDIX  *

 Important Information for Stockholders and Investors This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AAM or MPG. Subject to future developments, AAM and MPG will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors are urged to read the joint proxy statement/prospectus and other documents filed by AAM and MPG with the SEC in connection with the proposed transaction when they become available, as these documents will contain important information. Those documents, if and when filed, as well as AAM’s and MPG’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov. Investors may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus by directing a request to AAM at www.aam.com, or to MPG at www.mpgdriven.com.Participants in Solicitation AAM, MPG and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in a solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding AAM’s directors and executive officers is available in AAM’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 24, 2016. Information regarding MPG’s directors and executive officers is available in MPG’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 11, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.  Other Information  *

 In addition to the results reported in accordance with accounting principles generally accepted in the United States of America (GAAP) included within this presentation, we have provided certain information, which includes non-GAAP financial measures. Such information is reconciled to its closest GAAP measure in accordance with Securities and Exchange Commission rules and is included in the following slides.Certain of the forward-looking financial measures included in this presentation are provided on a non-GAAP basis. A reconciliation of forward-looking financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP is not practical given the difficulty of projecting event driven transactional and other non-core operating items in any future period. The magnitude of these items, however, may be significant.  Reconciliation of Non-GAAP Measures  *

 Reconciliation of Non-GAAP Measures  *

 Reconciliation of Non-GAAP Measures  *

 Reconciliation of Non-GAAP Measures  *  (a) We define EBITDA to be earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA excludes the impact of debt related losses and expenses and special charges and other non-recurring items. We believe EBITDA and Adjusted EBITDA are meaningful measures of performance as they are commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and banking institutions routinely use EBITDA and Adjusted EBITDA, together with other measures, to measure our operating performance relative to other Tier 1 automotive suppliers. EBITDA and Adjusted EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.(b) We define free cash flow to be net cash provided by operating activities less capital expenditures net of proceeds from the sale of property, plant and equipment and government grants. We believe free cash flow is a meaningful measure as it is commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Free cash flow is also a key metric used in our calculation of incentive compensation. Other companies may calculate free cash flow differently.(c) Net debt is equal to total debt, net less cash and cash equivalents.